

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re:** **New Energy Systems Group**
> **Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2010**
> **Filed July 14, 2011**
> **Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2010**
> **Filed October 5, 2011**
> **File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letter dated October 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2010 filed July 14, 2011

Item 1. Business, page 1

1. Please expand your response to prior comment 2 to clarify how two laminating machines can produce the quantity of solar panels while also producing "solar lights, solar street lights, solar traffic lights, solar landscape lights, solar power system equipment and other solar related application products." It is unclear how the laminating machines produce your non-major products and, to the extent they are used for such production, the corresponding impact on your solar panel production. Likewise, it is unclear how two laminating machines can "produce solar panels" and how they can produce those panels at the rate and in the quantities you mention. For example, based on the numbers in your response, it appears that even if the two machines were manufacturing only solar panels all day, every day for the entire year, they would be producing more than:

- 30,300 solar panels per day, 1,264 solar panels per hour and 21 solar panels per minute, operating at maximum capacity; and
- 16,678 solar panels per day, 694 solar panels per hour and 11 solar panels per minute, operating at the capacity you say Kim Fai was operating at December 31, 2009.

Please clarify. Also, with a view toward disclosure in future filings, clarify the portion of your response regarding "no need to increase capital expenditures." Have you made the same products with the same machines using the same processes since December 31, 2009, as implied by your response? Have those machines never needed to be replaced or needed significant repairs that extended their useful life? If so, please ensure your response clearly explains how you "redesigned the models" of your products and "introduced new products," as stated in your response to prior comment 9, or otherwise "extend your product offering" without incurring such expenditures.

Critical Accounting Policies, page 20

2. We note from Exhibit A to your response to comment 5 that as of the date of your last step one impairment tests the carrying values of your reporting units were very close to their appraised values and it appears that one or more of your reporting units may be at risk of failing step one of your goodwill impairment assessments in future periods. Accordingly, in future filings, for each reporting unit that is at risk of failing step one please provide the following disclosures:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-K/A for fiscal year ended December 31, 2010 filed October 5, 2011

Exhibit 32.1

3. We note that the person identified in the first paragraph as making the certification is different from the individual signing the certification. Please amend. This comment also applies to Exhibit 32.1 to your amended Form 10-K for the fiscal year ended December 31, 2009 filed on October 5, 2011.

When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief